Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated January 13, 2023
Relating to the Preliminary Prospectus dated January 13, 2023
Registration No. 333-269239



January 2023

SIDUS SPACE®

A Space-as-a-Service company:

- Mission Critical Hardware Manufacturing
- Multi-Disciplinary Engineering Services
- Satellite Design, Production, Launch Planning, Mission Operations
- In-Orbit Support
- Space-Based Data

NASDAQ| **SIDU**

Disclosure

Filed pursuant to Rule 433 of the Securities Act of 1933, as amended. This free writing prospectus relates to the proposed public offering of Class A common shares of Sidus Space, Inc. ("SIDU" or the "Company"), which are being registered on a Registration Statement on Form S-1 (File No. 333-269239) (the "Registration Statement"). The Registration Statement has not yet been declared effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents SIDU has filed with the United States Securities and Exchange Commission ("SEC") for more complete information about SIDU and the proposed offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone: (877) 436-3673 or e-mail: prospectus@think-equity.com.

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this document and other statements made from time to time by us or our representatives might not occur. See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a total risk of loss.

Offering Summary

Issuer	**Sidus Space**
Symbol	**Nasdaq**: SIDU
Expected Offering Size	Approximately **$10,000,000** + 15% Over-allotment Option
Securities Offered	Class A Common shares (or at the election of purchases who would beneficially own more than 4.99% or 9.99% of the outstanding shares of common stock, pre-funded warrants)
Use of Proceeds	▪ Sales and marketing ▪ Operational costs ▪ Product development ▪ Manufacturing expansion ▪ Working capital and other general corporate purposes
Sole Book-Runner	ThinkEquity



Space-as-a-Service

Disrupting the Market

Sidus Space is a vertically integrated Space-as-a-Service company providing low-cost, rapidly scalable, customized solutions and services across the space domain:

- Mission Critical Hardware Manufacturing
- Multi-Disciplinary Engineering Services
- Satellite Design, Production, Launch Planning, Mission Operations, and In-Orbit Support
- On-Orbit Testing of Space Ecosystem Technologies and Hardware
- Data and Analytics Derived from Satellite Missions



Our Mission is *Bringing Space Down to Earth™*

Our mission is to enable our existing and future customers to prove out new technologies for the space ecosystem rapidly at low cost while providing access to space-based data on-demand for any problem set or business need.

Our Team





Carol Craig

Astropreneuer & Founder

As sole Founder and CEO, built and funded engineering firm Craig Technologies, an industry recognized Government Contracting firm specializing in engineering and tech solutions – spinning off Sidus Space in 2012.

- Sole Founder and CEO of Sidus Space, Inc.
- 30 years of government program experience
- One of the first women eligible to fly combat for the U.S. Navy
- Has the Business and Technical experience and knowledge to execute our vision

CRAIG TECHNOLOGIES

DEPARTMENT OF THE NAVY • UNITED STATES OF AMERICA

Innovation on the shoulders of Space Heritage



Jamie Adams

Chief Technology Officer

- 37+ years of experience in program/project management of: Agile software development, infrastructure architecture, systems engineering, modeling, simulation, large-scale integration, autonomy, and verification and validation of hardware and software
- NASA Associate Division Chief of Software/Robotics & Simulation
- Deputy Manager – Orion Multi-purpose Crew Exploration Vehicle (MPCV) Avionics and Software
- International Space Station (ISS) - Avionics and Software, HW/SW Integration Manager



Teresa Burchfield

Chief Financial Officer

- 30+ years of finance and accounting experience in multiple industries, with 12+ years of experience as a Chief Financial Officer.
- 19+ years at Tupperware, a $1.8 billion publicly traded company, serving in a number of financial management roles such as the VP and Chief Financial Officer for the US & Canada business unit, VP and Group Chief Financial Officer for Europe, Middle East and Africa and the VP of Investor Relations.
- 15+ years of experience working in manufacturing environments, providing a strong background in costing and operational efficiencies



John Curry

Chief Mission Operations Officer

- 35+ years of technical leadership and program management experience in human spaceflight and spacecraft design, development, test, and operations.
- NASA Flight Director and Program Manager
- Dream Chaser Program Director for crew and cargo designs; received an SNC Executive of the Year award for role in the NASA CRS-2 selection
- Senior Director and Test and Flight Operations Deputy at Blue Origin
- Bachelor of Science in Aerospace Engineering from Texas A&M University

Market Opportunity



The Space Industry is *Taking Off*

- Investment in the space industry **ACCELERATED** since 2020 despite the global pandemic and war in Ukraine.
- The SmallSat industry (spacecraft with a mass of less than 500 kg) is gearing up for **SIGNIFICANT EXPANSION IN CAPABILITIES AND DEMAND** over the next decade.

1,738

SmallSats launched in 2021 (new all-time record) and 1.5 times more than 2020[1]

$55.6 Billion

SmallSat Manufacturing market is expected to grow 258% in the next decade[2]

18,460

SmallSats expected to be launched in the next decade, up from 4,665[3]

$1 Trillion+

Estimated Total Space Economy in 2040, up from $370 Billion in 2020[4]

1, 2, 3, 4 – PROSPECTS FOR THE SMALL SATELLITE MARKET, EUROCONSULT 8TH EDITION., JULY 2022

Space is not a vertical, but a pervasive domain that cuts across sectors (Agriculture, Health & Sciences, Government/Military, Finance)

Satellite and Space Application Markets



Suborbital Space Tourism & Travel
$3.056B
$1.03B
Satellite Big Data
$22.171B
$1.81B
Quantum Infrastructure
$.817B
$.171B
Orbital Space Tourism & Travel
$4.807B
$.163B
Optical Communications
$.372B
$15.477B
In-orbit Servicing
$5.26B
$8.243B
EO Information Products
$26.516B
$10.504B
EO Data
$17.494B
$10.112B
Data Downlink
$10.033B
$8.664B
Big Data Analytics
$2.823B

2020-2030 Cumulative Revenue of $149.52B

EO Information Products: **$26.52B**
Satellite Big Data: **$22.17B**
EO Data: **$17.49B**

NSR 's Global Space Economy, 2nd Edition JAN 2022

Target Markets


Academia


Channel
Partners


Individual
Consumers


esa
Individual
Government
Agencies


Space Ecosystem
Supplier Base


Tech Start-Ups


Unrepresented
International
Customers


U.S. Government
Agencies


Endless Growth
Opportunities

Satellite Uses by Industry

Agriculture

- Farm Asset Management & Tracking
- Crop Monitoring
- Soil Monitoring
- Livestock Tracking & Monitoring
- Weather & Drought Monitoring



Government & Military

- Border Protection
- Transportation Monitoring
- Flood Management
- Disaster Management
- Smart Cities



Health Sciences & Medical

- Health Research
- Health & Disease Detection
- Carbon Monoxide Concentrations Measurement



Maritime

- AIS Data
- Supply Chain Logistics
- Illegal Fishing
- Environmental Impact Monitoring



The Sidus Advantage



Heritage + Innovation

Sidus Space has:

- 10 years of commercial, military and government manufacturing experience
- Space qualification experience, existing customers and pipeline, and International Space Station heritage
- 35,000 sq. ft. of Space Coast, Florida operations and manufacturing in place and operating
- AS9100 Aerospace Certification, International Traffic in Arms Regulations (ITAR), (ITU/FCC)
- 10+ patents issued and pending including proprietary 3D printed satellite architecture
- Proprietary data analytics solutions through strategic partnerships



The Sidus Vertically-Integrated Multi-Mission Satellite

Design and Build

3D Sidus Space Satellite manufacturing performed in-house

→

Tech Integration

Integration of technology and engineering requirements

Regulatory Licensing

International Telecommunications Union (ITU), Federal Communications Commission (FCC), National Oceanic and Atmospheric Administration (NOAA) approved spectrum and licensing

←

Launch Booking

Manifesting on one of several trusted launch partners

Mission Operations

Application services during the mission

→

Data Transfer

Data transferred from orbit on a trusted worldwide network



Depth of Experience



International Space Station (ISS) - Manage/Operate SSIKLOPS satellite deployer. Supported testing of replacement ISS lighting in vacuum chamber. Engineered, assembled and tested flight cables for Bishop airlock.



Orion Spacecraft – Manufactured ground support equipment including lifting fixture, crew module cage, heat-shield shipping frame stanchions, service module lift station and reefing line cutters.



Space Launch System (SLS) - Manufacturing and assembling flight and ground Environmental Control System (ECS) and hazardous gas quick disconnects.



Pad and Mobile Launcher - Fabricated thousands of wire harnesses for SLS Mobile Launcher and manufactured, assembled and tested electronic and fluid/pneumatic control cabinets. Manufacturing enclosures and wire harnesses for Mobile Launcher 2.



Centaur Spacecraft - Manufactured and assembled Centaur umbilical plate.



Dream Chaser Spacecraft - Created preliminary design for battery installation cart, and vehicle lifting fixtures.

Collins Aerospace

L3HARRIS™

LOCKHEED MARTIN

TELEDYNE TECHNOLOGIES INCORPORATED



Think Outside The Cube

LIZZIESAT™

- Launch Vehicle Agnostic into Low Earth Orbit (LEO)
- Multiple Sensor Integration and Data Aggregation On-Orbit
- Lightweight, Advanced, 3D Printed Materials
- Aluminum Honeycomb + Continuous Carbon Fiber for Ultra-High Strength
- Rapid Modular Integration of Technologies
- Space Proven Subsystems
- 100kg weight (up to 35kg Dedicated to Technology and Data Collection)
- Satellite Constellation Owned and Managed by Sidus Space

Diverse Revenue Streams

Data

Price per megabyte or subscription basis for the life of the satellite. Scalable based on the number of satellites, ground stations and sensors.

On-Orbit Testing

Payload integration and one time data collection is included in the price with recurring data priced separately.

Manufacturing

Over ten years of experience manufacturing, assembling and testing space hardware with space flight heritage.

Engineering

Lifecycle engineering services for space systems including design, development, assembly, integration, and test. System and Subsystem subject matter expertise.

Custom Solutions

Senior team of space program leaders including NASA and DoD Flight Directors and Flight/Ground Controllers providing Mission Operations, Satellite Deployment, and Licensing support/services

Financials



Platform Based Scalable Model

- Fixed Capital Expenses
- Decreasing Fixed Satellite Costs
- Decreasing Launch Costs
- Recurring Long Term Revenue


REVENUES
COSTS
INVESTMENTS

Investment Economics

Satellite launches enable high margin data revenue streams, a key step on path to profitability.

High Visibility Revenue

- Recurring subscription revenue
- Incremental growth from growing customer base

High Margin Proprietary Data

- Unit economics of satellites yields high margin low-cost data
- White-label analytics delivered at high incremental margins

Strong Operating Leverage

- Fixed operating costs provide significant leverage and scale
- High margin revenue expected to drive profit

Efficient Constellation

- Low-cost satellites benefit from longer life and decreasing launch and on-orbit costs
- Multi-mission constellation with vertical integration = efficient CAPEX
- Incremental growth from growing customer base

Data Monetization

- Direct
- Data Aggregator
- Data Exchange/Marketplace
- Data Commerce Platform
- Collect Once, Sell Many

Financials & Capitalization Table

($,000)	Nine Months Ending September 30		Years Ending December 31	
	2022	2021	2021	2020
Revenues	$ 4,964	$ 885	$ 1,409	$ 1,807
Cost of Revenue	(3,724)	(1,057)	(1,775)	(1,786)
Gross Profit (Loss)	1,239	(172)	(367)	21
Operating costs and expense:				
Total Operating Expenses	9,779	1,722	3,147	1,554
Other Income (Expenses)	(175)	574	(233)	(10)
Net Loss	$ (8,714)	$ (1,320)	$ (3,746)	$ (1,543)

Revenue increased 461% for the period ended September 30, 2022 as compared to 2021

Pre-Offering Capitalization Table	
Class A Stock	8,022,736
Class B Stock*	10,000,000
Options	0
Warrants	0
Fully Diluted Shares Outstanding	18,022,736

Balance Sheet Data	As of September 30, 2022
Total Cash	$4,359,051
Working Capital	$6,671,240
Current Assets	$8,898,452
Current Liabilities	$2,227,212
Total Stockholders' Equity	$7,840,148

* The rights of the holders of Class A stock and Class B stock are identical, except with respect to voting rights. Each share of Class A stock is entitled to one vote. Each share of Class B stock is entitled to ten votes and is convertible at any time into one share of Class A common stock

2022 Highlights

Expanded Mission-Critical Hardware Manufacturing Business

- ✓ xEVAS subcontractor award

Met Pivotal LizzieSat Milestones

- ✓ Executed multi-launch agreements with SpaceX

Increased Satellite customer pipeline

Established Critical Partnerships

- ✓ MOUs
- ✓ Supplier agreements

Accelerated International Expansion

- ✓ Announced plans to open a new office in the Netherlands
- ✓ Established partnerships with Dutch industry
- ✓ Executed updated MOU with Dhruva Space for new product offerings
- ✓ Provided International delegation briefings for Turkey, France, Spain and Japan

Future Milestones

- Increase Satellite Production and Launch Cadence
  - 2023-2025 SpaceX Launch Contracts
- Increase High Margin Satellite Revenue as % of Overall
- Expand Mission Operations Center
  - Increased Ground Station Coverage
- Activate Data Offering
  - Space-Data as a Service
  - Satellite Return-on-Investment
- Decrease Satellite Costs/Increased Manufacturing Efficiencies
- Expand International Footprint



Investment Summary

Multi-Mission

A multi-mission satellite for a multi-mission constellation

Cost and Size

LizzieSat™ Microsatellite with ability to integrate propulsion and redundant systems

Heritage & Innovation

Heritage space combined with new innovative space

Vertically Integrated

Vertical integration of production – allows control of time to launch with multiple customer insertion points

Space Proven

Use of space-proven COTS reduces risk and reduces production cycle to 12 months

Licensing

Spectrum license approved in 2021, NOAA license experience


SIDUS SPACE®
BRINGING SPACE
DOWN TO EARTH™